(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 Commission File Number NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Access Worldwide Communications, Inc.

Full Name of Registrant:

Former Name if Applicable:

4950 Communication Avenue, Suite 300

Address of Principal Executive Office (Street and Number):

Boca Raton, FL 33431

City, State and Zip Code:

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

The Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 could not be filed by the prescribed date because certain information relating to and necessary for the completion of the Registrant’s financial statements and management’s discussion and analysis of financial condition and results of operations could not be obtained by the Registrant by such date without unreasonable effort or expense. The Registrant has been in discussions with its bank credit facility and has been delayed in completing its Quarterly Report primarily due to dedication of its management’s time to the discussions. The discussions were delayed as a result of Hurricane Wilma. The Registrant expects to file its Quarterly Report on Form 10-Q on or before November 21, 2005.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Mark Wright (Name)	571 (Area Code)	438-6140 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Access Worldwide Communications, Inc.

            (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2005	By:	/s/ Mark Wright
	Name:	Mark Wright
	Title:	General Counsel, Secretary

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